[redacted]

10000063

NO-ACT

ACT ICA + IAA
SECTION 17(j), 204A
RULE 17j-1, 204A-1
PUBLIC AVAILABILITY July 28, 2010

July 28, 2010
Our Ref. No. 2010341616
WilmerHale, LLP → [redacted] 132-01572

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF INVESTMENT MANAGEMENT

Your letter dated July 28, 2010 requests our assurance that we would not recommend enforcement action to the Securities and Exchange Commission (the "Commission") under Section 204A of the Investment Advisers Act of 1940 (the "Advisers Act") or Rule 204A-1 thereunder against a federally registered investment adviser (the "Adviser") if the Adviser's code of ethics does not include certain qualified tuition programs established pursuant to Section 529 of the Internal Revenue Code of 1986, as discussed below ("529 Plans") as reportable securities with respect to its access person's transactions and holdings in the 529 Plans. The type of 529 Plans as to which no-action relief is requested are those for which the Adviser or a control affiliate does not manage, distribute, market or underwrite the 529 Plan or the investments and strategies underlying the 529 Plan that is a college savings plan. You also request our assurance that we would not recommend enforcement action to the Commission under Section 204 of the Advisers Act, or Rule 204-2(a)(13) thereunder, against the Adviser if it does not make and keep records related to its access persons' transactions and holdings in those 529 Plans.

Facts

You state the following: 529 Plans are established and maintained by states, state agencies, and other state entities (each a "State Entity") to help families save money for higher education expenses.[1] A State Entity may sell the interests in a 529 Plan directly or may enlist the services of one or more broker-dealers to market and distribute the interests.[2] The interests are sold through the use of an "official statement" of the issuer which describes all of the material terms of the 529 Plan, such as the investment strategies offered, investments underlying these strategies, the administrative and other fees charged by the 529 Plan and its service providers, and the sales charges, if any, paid by the account owner. The official statement also discloses any scheduled variations in the sales charges, which typically are similar to those used in distributing mutual funds. In addition, the State Entity may enlist the services of one or more investment advisers to manage the underlying assets. When a 529 Plan meets the requirements of Section 529 of the Internal Revenue Code of 1986 (the "Internal Revenue Code"), the earnings and withdrawals are not subject to federal income taxes.

[1] You state that in limited circumstances, certain educational institutions also may establish and maintain 529 Plans under Section 529(b)(1) of the Internal Revenue Code of 1986.

[2] You state that when enlisted in such capacity, the broker-dealer's activities are governed by the Municipal Securities Rulemaking Board, which has adopted standards governing a broker-dealer's activities. These standards include fair practice, disclosure requirements, suitability requirements, and professional qualification requirements.

You state that there are two general types of 529 Plans: prepaid college tuition plans and college savings plans. Prepaid college tuition plans allow an individual (the "account owner") to lock in the current tuition rate of a particular university or university system by purchasing tuition units or credits. Tuition credits entitle a designated beneficiary to a waiver or payment of higher education expenses at the applicable university – essentially locking in future tuition at current rates. The amounts contributed by each account owner are pooled into a single fund which is separately invested with a board of directors or trustees overseeing the management of the fund. You represent that the account owner does not participate in decisions regarding how the fund is invested. The benefit that an account owner receives (credit toward a designated portion of tuition) is not impacted by the investment performance of the underlying fund. The account owner may cancel the contract at any time and receive a refund.

You state that college savings plans allow the account owner to create an account for a designated beneficiary to which anyone may contribute, the principal and the earnings of which may only be used for that beneficiary's higher education expenses. Although college savings plans vary, they typically permit the account owner to select one or more investment strategies. An account owner of a 529 Plan that is a college savings plan may only select an investment strategy from among the strategies designed exclusively by the 529 Plan administrator or investment adviser. You represent that the investments underlying the investment strategies of a 529 Plan that is a college savings plan are mutual funds, guaranteed investment contracts, and separately managed investment portfolios (collectively, "investments"). You state that the account owner has the right to redeem his or her interest in a college savings 529 Plan. However, under the federal tax laws, if an account owner withdraws money (or redeems an interest) for expenses other than qualified education expenses, the earnings will be subject to a ten percent penalty and state and federal income taxes.[3]

You represent that the extent to which an account owner may direct the underlying investments is strictly limited by Section 529 of the Internal Revenue Code and the regulations thereunder.[4] You represent that an account owner may change investment strategies no more than once per year or when the designated beneficiary of a 529 Plan is changed,[5] and may not change the mix of investments underlying his or her chosen strategy at all. In the case of 529 Plans which offer age-based strategies, the

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[3] See Section 529(b)(3) of the Internal Revenue Code and Internal Revenue Service Publication 970.

[4] Section 529(b)(4) of the Internal Revenue Code provides that "any contributor to, or designated beneficiary under, such program may not directly or indirectly direct the investment of any contributions to the program (or any earnings thereon.)"

[5] See I.R.S. Notice of Proposed Rulemaking, 2001-55, 2001-2 C.B. 299 (the "Notice"). You represent that the Internal Revenue Service and Treasury Department confirmed that account owners and 529 Plan administrators may rely on the guidance provided in the Notice pending issuance of final regulations under Section 529. To date, no final regulations have been issued. See Comment Request for Regulation Project, 75 Fed. Reg. 38872-01 (July 6, 2010). In January 2009, the IRS amended its earlier guidance and adopted a special rule, allowing account owners to change investment strategies twice in calendar year 2009. I.R.S. Notice 2009-1, 2009-2 I.R.B. That flexibility has not been extended beyond 2009.

underlying assets are automatically allocated and re-allocated among investments in a manner intended to correspond to the age of the designated beneficiary. You represent that with respect to a 529 Plan that is a college savings plan, the underlying investment is not a "reportable fund" as defined under Rule 204A-1 under the Advisers Act[6] and the Adviser or a control affiliate does not manage, distribute, market or underwrite the 529 Plan or the investments and strategies underlying the 529 Plan that is a college savings plan.

You state that participants in 529 Plans generally purchase interests in a trust or other financial instrument created by a State Entity. You state that interests in 529 Plans that are college savings plans are "municipal fund securities" and technically fall within the definition of "reportable securities" under Rule 204A-1 under the Advisers Act because the issuers, as state agencies or instrumentalities, are not subject to the Investment Company Act of 1940 (the "1940 Act").[7] You state that you believe interests in 529 Plans that are prepaid college tuition plans may not be securities at all, and investment advisers are uncertain as to whether they should treat such interests as "reportable securities."[8] Accordingly, you believe that an Adviser's code of ethics must require that interests in either type of 529 Plan be included in each access person's personal securities holdings and transaction reports, and that the Adviser must maintain records of the transaction and holdings reports that are related to 529 Plans in accordance with the record keeping requirements of Rule 204-2 under the Advisers Act. You argue, however, that the 529 Plans described in your letter present little opportunity for the type of improper trading that the access person reports are designed to identify.[9] Therefore, you request that we would not recommend enforcement action under Section 204A of the Advisers Act if the Adviser does not treat the 529 Plans described in your letter as "reportable securities" for purposes of Rule 204A-1 under the Advisers Act.

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[6] Rule 204A-1(e)(9) defines a "reportable fund" as any fund for which the investment adviser serves as investment adviser as defined in Section 2(a)(20) of the Investment Company Act of 1940 or any fund whose investment adviser or principal underwriter controls the adviser, is controlled by the adviser, or is under common control of the adviser.

[7] Rule 204A-1(e)(10) under the Advisers Act defines a "reportable security" broadly to include all securities as defined in Section 202(a)(18) of the Advisers Act, except that it does not include: a) direct obligations of the Government of the United States; b) bankers' acceptances, bank certificates of deposit, commercial paper and high quality short-term debt instruments, including repurchase agreements; c) shares issued by money market funds; d) shares issued by open-end funds other than reportable funds; and e) shares issued by unit investment trusts that are invested exclusively in one or more open-end funds, none of which is a reportable fund.

[8] You have not asked, and we express no view, regarding whether an interest in a prepaid college tuition plan is a security.

[9] You state that the Staff has granted assurances that it would not recommend enforcement action in other cases where it was unlikely that scalping or any other improper trading would occur. See e.g., M&G Investment Management Ltd., SEC Staff No-Action Letter (Mar. 1, 2007) and Manufacturers Adviser Corp., SEC Staff No-Action Letter (Sept. 10, 2002).

Analysis

Section 204A of the Advisers Act, together with Rule 204A-1 thereunder, requires any registered investment adviser to establish, maintain and enforce a written code of ethics that, among other things, requires the reporting of securities transactions by the investment adviser's access persons.[10] Specifically, Rule 204A-1(b) provides, as pertinent here, that the code of ethics must require that access persons submit to the investment adviser's chief compliance officer, or another person who is designated in the code of ethics, reports of the access persons' transactions in and holdings of "reportable securities," as defined in Rule 204A-1(e)(10) under the Advisers Act. Section 204 of the Advisers Act and Rule 204-2 thereunder govern the recordkeeping obligations of registered investment advisers. Rule 204-2(a)(13) requires an investment adviser to make and keep true, accurate and current records of the holdings and transaction reports that are required by Rule 204A-1 under the Advisers Act. Together, Rule 204A-1's reporting requirements and Rule 204-2(a)(13)'s recordkeeping requirements aid investment advisers and the Commission's examination staff in identifying conflict of interest situations involving access persons' personal securities transactions that could harm the interests of clients.[11] Those conflict of interest situations involve instances in which an access person's personal securities transactions benefit from a client's securities transactions, often to the client's detriment.

You acknowledge that 529 Plans that are college savings plans are reportable securities such that the Adviser's access persons must report their transactions in and holdings of 529 Plans in accordance with the Adviser's code of ethics, which it adopted in conformity with Rule 204A-1 under the Advisers Act. You state that the Adviser also acknowledges that Rule 204-2 under the Advisers Act requires it to maintain records of the transaction and holdings reports that are related to 529 Plans in accordance with the record keeping requirements of Rule 204-2 under the Advisers Act.

You represent that the interests in each type of 529 Plan (i.e., prepaid college tuition plans and college savings plans) are not traded on a secondary market.[12] You also represent that an account holder of a 529 Plan that is a college savings plan does not have

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[10] Rule 204A-1(e)(1) under the Advisers Act defines access persons to include any supervised person of an investment adviser who has access to non-public information regarding a client's securities transactions or holdings, or who is involved in making securities recommendations to clients, or who has access to such recommendations that are non-public.

[11] See Investment Adviser Codes of Ethics, Investment Advisers Act Release No. 2209, n.28 (Jan. 20, 2004) ("[o]ur proposal to have codes of ethics require initial and annual holdings reports would facilitate an adviser's assessment of whether an individual's personal securities holdings present a conflict of interest"); Investment Adviser Codes of Ethics, Investment Advisers Act Release No. 2256 (July 2, 2004) ("Adopting Release") ("[r]eviewing these reports will allow advisers as well as the Commission's examination staff to identify improper trades or patterns of trading by access persons").

[12] Compare letters cited in note 9 supra (providing similar relief when the investment is not traded in the secondary market) with National Compliance Services, Inc., SEC Staff No-Action Letter (Nov. 30, 2005) (declining to provide relief for an investment that is traded in the secondary market).

the ability to change investment strategies more than once per year or when the designated beneficiary of a 529 Plan is changed and may not change the mix of investments underlying his or her chosen strategy at all. You also argue that an account holder of a 529 Plan that is a prepaid tuition plan has even less of an opportunity to control the investment of their contributions, because the account owner enters into a contract to lock in future tuition at current rates, and does not participate in investment decisions regarding his or her contributions. Consequently, you believe that the protections afforded to advisory clients through Rule 204A-1 under the Advisers Act are not necessary for an access person's investment in the 529 Plans described in your letter.

Conclusion

We agree that investments in the 529 Plans described in your letter appear to present little opportunity for the type of improper trading in either interests of these 529 Plans, or interests held indirectly in investments underlying these 529 Plans, that access person reports are designed to uncover. Based upon the facts and representations contained in your letter, we would not recommend enforcement action to the Commission under Section 204A of the Advisers Act, or Rule 204A-1 thereunder, against the Adviser if its code of ethics does not include the 529 Plans described in your letter as reportable securities with respect to its access persons' transactions and holdings in these 529 Plans.[13] In addition, we would not recommend enforcement action to the Commission under Section 204 of the Advisers Act, or Rule 204-2(a)(13) thereunder, against the Adviser if the Adviser does not make and keep records related to its access persons' transactions and holdings in 529 Plans.

You have not requested our views on how 529 Plans described in your letter would be treated under Rule 17j-1 under the 1940 Act, which requires access persons of investment advisers to registered investment companies to report their personal transactions and holdings in "covered securities," as defined in the rule. The reporting requirements of Rule 204A-1 under the Advisers Act are modeled largely on those required by Rule 17j-1 under the 1940 Act.[14] Thus, the relief that we provide in this letter with respect to the treatment of the 529 Plans under rule 204A-1 under the Advisers Act is applicable under Rule 17j-1 under the 1940 Act. Accordingly, for the reasons set forth in this letter, we would not recommend enforcement action to the Commission under Section 17(j) of the 1940 Act, or Rule 17j-1 thereunder, against the Adviser if its code of ethics adopted pursuant to Rule 17j-1 does not include the interests in 529 Plans described herein as "covered securities" as defined in the rule,[15] with respect to certain of

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[13] You do not ask, and we express no view, regarding an Adviser's compliance with Section 204A of the Advisers Act or Rule 204A-1 thereunder in a situation where the Adviser or a control affiliate manages, distributes, markets or underwrites the 529 Plan or the investments (including a fund that is defined as a reportable fund under Rule 204A-1) and strategies underlying the 529 Plan that is a college savings plan.

[14] See Adopting Release at section II.C.

[15] Rule 17j-1 under the 1940 Act defines a "covered security" as a security as defined in Section 2(a)(36) of the 1940 Act, except that it does not include: (i) direct obligations of the Government of the United States; (ii) bankers' acceptances, bank certificates of deposit, commercial paper and high quality short-term debt

its access persons' transactions and holdings in these 529 Plans.

Please note that our positions are with respect to enforcement action only, and do not express any legal conclusions on the issues presented. Because our positions are based upon the facts and representations contained in your letter, different facts or representations might require a different conclusion.

Holly Hunter-Ceci
Senior Counsel

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instruments, including repurchase agreements; and (iii) shares issued by open-end registered investment companies.

WILMERHALE

July 28, 2010

James E. Anderson

+1 202 663 6180 (t)
+1 202 663 6363 (f)
james.anderson@wilmerhale.com

Douglas J. Scheidt, Esq.
Associate Director and Chief Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

RE: Application of Advisers Act Rule 204A-1 to Qualified Tuition Programs

Dear Mr. Scheidt:

On behalf of our clients, we respectfully request that the staff of the Securities and Exchange Commission ("SEC") advise us that a federally-registered investment adviser would not be deemed to have violated Section 204A, Section 204, Rule 204A-1, or Rule 204-2 under the Investment Advisers Act of 1940 ("Advisers Act") if the investment adviser does not require its access persons to report their transactions or holdings in Qualified Tuition Programs established pursuant to Section 529 of the Internal Revenue Code of 1986 ("529 Plans").[1] We request that the staff provide such assurances with respect to transactions or holdings in interests in any 529 Plan, provided that the investment adviser or a control affiliate does not manage, distribute, market, or underwrite the 529 Plan or the investments and strategies underlying the 529 Plan that is a college savings plan.

Interests in certain 529 Plans (*i.e.*, college savings plans) are regulated as "municipal fund securities" under rules adopted by the Municipal Securities Rulemaking Board ("MSRB"), and thus fall within the Rule 204A-1 definition of "reportable security." Interests in other 529 Plans (*i.e.*, prepaid college tuition plans), may not be securities at all, however, in the absence of any SEC or staff position on the matter, investment advisers are uncertain as to whether they should treat such interests as "reportable securities."[2] We believe that investments in 529 Plans of either type generally do not present the sorts of risks that Rule 204A-1 or the associated recordkeeping requirements in Rule 204-2 were intended to address.

I. 529 Plans

Authorized in Section 529 of the Internal Revenue Code, 529 Plans are established and maintained by States, state agencies, and other state entities (each a "State Entity") to help families save money for higher education expenses.[3] A State Entity may sell the interests in a

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[1] Internal Revenue Code § 529, 26 U.S.C. 529 (2006).
[2] The question of whether an interest in a prepaid college tuition plan is a security, cf. Tuition Plan Consortium, LLC, SEC No-Action Letter, 2003 WL 253593 (Feb. 4, 2003), is beyond the scope of this request, and we do not ask the staff to take a position on this issue at this time. We do, however, seek assurance that an investment adviser need not require its access persons to report transactions and holdings in such interests or retain such records.
[3] Internal Revenue Code § 529(b)(1). In limited circumstances, certain educational institutions may also establish and maintain 529 Plans. *See id.*

529 Plan directly or may enlist the services of one or more broker-dealers to market and distribute the interests.[4/] The interests are sold through the use of an "official statement" of the issuer which describes all of the material terms of the 529 Plan. Among other things, the official statement discloses the investment strategies offered, the investments underlying those strategies, the administrative and other fees charged by the 529 Plan and its service providers, and the sales charges, if any, paid by the account owner. The official statement also discloses any scheduled variations in the sales charges, which typically are similar to those used in distributing mutual funds. In addition, the State Entity may enlist the services of one or more investment advisers to manage the underlying assets.[5/] When a 529 Plan meets the statutory requirements, the earnings and withdrawals are not subject to federal income taxes.[6/]

There are two general types of 529 Plans: prepaid college tuition plans and college savings plans. We will refer to individuals who establish an account in either type of 529 Plan as "account owners." Prepaid college tuition plans allow an account owner to lock in the current tuition rate of a particular university or university system by purchasing tuition units or credits. Tuition credits entitle a designated beneficiary to a waiver or payment of higher education expenses at the applicable university. College savings plans allow an account owner to create an account for a designated beneficiary to which anyone may contribute, the principal and earnings of which may be used only for that beneficiary's higher education expenses. Although college savings plans vary, they typically permit the account owner to select one or more investment strategies, and each strategy reflects the performance of one or more pools of assets, including mutual funds.

The extent to which an account owner may direct the underlying investments is strictly limited by Section 529 of the Internal Revenue Code and the regulations thereunder. Section 529 provides that "any contributor to, or designated beneficiary under, such program may not directly or indirectly direct the investment of any contributions to the program (or any earnings thereon)."[7/] Under a Treasury Department's Notice of Proposed Rulemaking, an account owner of a 529 Plan may only select an investment strategy from among the strategies designed exclusively by the 529 Plan administrator or investment adviser, and may change investment strategies no more than once per year or when the designated beneficiary of a 529 Plan is

[4/] When enlisted in such capacity, a broker-dealer's activities are governed by the Municipal Securities Rulemaking Board ("MSRB"). The MSRB has adopted standards that govern broker-dealer activities, including standards of fair practice, disclosure requirements, suitability requirements, and professional qualification requirements.
[5/] If the investment adviser is a federally registered investment adviser, its activities are regulated by the SEC under the Advisers Act.
[6/] *See* Internal Revenue Code § 529.
[7/] Internal Revenue Code § 529(b)(4).

changed.[8] Each account owner has the right to redeem his or her interest in a 529 Plan. However, under the federal tax laws, if an account owner withdraws money (or redeems an interest) for expenses other than qualified education expenses, the earnings will be subject to a ten percent penalty and state and federal income taxes.[9]

Section 529 also requires that each plan must provide "adequate safeguards to prevent contributions on behalf of a designated beneficiary in excess of those necessary to provide for the qualified higher education expenses of the beneficiary."[10] Generally, states have responded to this requirement by imposing a cap on the dollar amount which may be contributed to 529 Plans for each beneficiary.

While activities of broker-dealers distributing 529 Plans are regulated by the MSRB, we are not aware of any federal statutory or regulatory requirements governing net asset value and pricing procedures followed by 529 Plans.[11] However, under a prepaid tuition plan, the account owners' benefit is defined according to the anticipated cost of tuition at the time the respective beneficiaries enroll in college. The extent of investment earnings that the Plan generates from the account owner's contributions do not increase the benefit an account owner is contractually entitled to receive. In addition, we recently surveyed the official statements of a number of college savings plans across the nation and found a generally consistent approach to net asset value calculation and pricing. Generally, each day on which the NYSE is open, the net asset value per share or unit in an individual account is calculated by dividing the number value of an Account's net assets (total assets minus liabilities and fees) by the number of outstanding units or shares in the account. The NAV of the pool of assets in which an account is invested is generally calculated based on the fair market value of the mutual funds and securities in which the pooled assets are invested. As noted above, an individual account owner has no involvement in the selection of the specific underlying mutual funds and securities for their account.

Participation interests in 529 Plans generally are offered at a uniform price, the basis of which is described in each Plan's official statement. The price for participations in a prepaid tuition plan is set by the Plan's board of directors/trustees and will vary depending on the age of the beneficiary, the form of payment (e.g., lump sum or installment payments), and the state's

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[8] *See* I.R.S. Notice of Proposed Rulemaking, 2001-55, 2001-2 C.B. 299. The IRS and Treasury Department confirmed that account owners and Plan administrators may rely on the guidance provided in this Notice pending issuance of final regulations under Section 529. To date, no final regulations have been issued. On July 6, 2010, the IRS and Treasury Department sought an extension of Office of Management and Budget approval to seek comments on the existing proposed regulations, with no change to the proposed regulations. *See* Comment Request for Regulation Project, 75 F.R. 38872-01 (2010).
The IRS allowed account owners to change investment strategies twice in calendar year 2009, but has not extended this flexibility beyond 2009. I.R.S. Notice 2009-1, 2009-2 I.R.B.

[9] *See* Internal Revenue Code § 529(b)(3); *and* Internal Revenue Service Publication 970.

[10] Internal Revenue Code § 529(b)(6).

[11] The State Entities which operate 529 Plans are not subject to the daily net asset value calculation requirements and the forward pricing principles of Rule 22c-1 of the Investment Company Act.

expectations for future college tuition costs. Interests in college savings plans generally are priced based on the value of the underlying assets (typically one or more pooled investment vehicles, such as mutual funds). Interest in prepaid tuition plans generally are sold directly by the State Entity, so they typically are not subject to sales commissions. Interests in college savings plans may or may not be subject to a sales charge, depending on how the interests are distributed. Any sales charges applicable to interests in a particular Plan, including any scheduled variations in such charges, are disclosed in the Plan's official statement. There is no formal or established secondary market in interests in either type of 529 Plan.

The key difference between the pricing and sales charges applicable to college savings plans and those applicable to mutual funds is regulatory, in that the sale of 529 Plans is regulated principally under the rules adopted by the MSRB. Broker-dealers that sell interests in 529 Plans are subject to, among other rules, MSRB Rule G-17, which requires that they deal fairly with all persons and that they not engage in any deceptive, dishonest or unfair pricing practices, and MSRB Rule G-30(b), which prohibits dealers from selling municipal securities to a customer for a commission or service charge in excess of a "fair and reasonable amount," taking into consideration all relevant factors. MSRB interpretive guidance indicates that Rule G-17 contains an anti-fraud provision that is similar to the standard set forth in Exchange Act Rule 10b-5 and also imposes a general duty to deal fairly, even in the absence of fraud.[12/] The MSRB has stated that it believes that Rule G-30(b) has effectively resulted in college savings plans being maintained "at a level consistent with, if not lower than, the sales loads and commissions charged for comparable mutual fund sales."[13/]

II. Rule 204A-1

Rule 204A-1 under the Advisers Act requires a federally-registered adviser (an "Adviser") to adopt, maintain, and enforce a written code of ethics that at a minimum sets forth a standard of business conduct applicable to the Adviser's access persons and, among other things, requires the Adviser's supervised persons to report their personal securities investments.[14/] Specifically, an Adviser's code of ethics must require every "access person" to submit a holdings report which details certain information about their securities holdings to the Adviser within ten days of becoming an "access person."[15/] This personal securities holdings report must be updated

[12/] Interpretive Guidance on Disclosure and Other Sales Practice Obligations to Individual and Other Retail Investors in Municipal Securities, MSRB Notice 2009-42 (July 14, 2009).
[13/] Interpretation on Customer Protection Obligations Relating to Marketing of 529 College Savings Plans, MSRB Notice 2006-23, n. 14 (Aug. 7, 2006).
[14/] *See* Advisers Act Rule 204A-1, 17 C.F.R. § 275.204A-1.
[15/] Rule 204A-1 defines the term "access person" to include "any partner, officer, director, or employee who has access to nonpublic information regarding any clients' securities trading activity, the portfolio holdings of any reportable fund, or who is involved in making securities recommendations to clients." If the Adviser's primary business is to provide investment advice, then all of the Adviser's directors, officers and partners are presumed to be access persons. The SEC has also indicated that portfolio management personnel are considered access persons. *See* Advisers Act Rule 204A-1(e)(1) and Advisers Act § 202(a)(25), 15 U.S.C. § 80b-2(a)(25).

at least annually.[16] In addition, each access person must also submit a quarterly report detailing the personal securities transactions executed during that period.[17] Rule 204-2(a)(13) requires an investment adviser to maintain "a copy of each report made by an access person as required by [Rule 204A-1(b)]."

Each personal securities holdings report and personal securities transaction report is required to contain information regarding the access person's transactions in and holdings of "reportable securities" as defined in Rule 204A-1(e)(10). "Reportable securities" is defined as including all securities except (i) U.S. government obligations; (ii) certain money market instruments; (iii) money market funds; (iv) mutual funds, unless the adviser or a control affiliate acts as the investment adviser or principal underwriter for the fund ("reportable funds"); and (v) unit investment trusts that invest only in mutual funds that were not reportable funds.[18] The SEC excluded these securities under Rule 204A-1 because the securities "present little opportunity for the type of improper trading that the access person reports are designed to uncover."[19]

In addition to the exclusions set forth in the rule itself, the staff has provided guidance on "reportable securities" under Rule 204A-1 and granted assurances that it would not recommend enforcement action in other circumstances where it was unlikely that scalping or any other improper trading would occur.[20] In a letter to M&G Investment Management Limited, a federally-registered investment adviser based in the U.K. with no U.S. employees (the "U.K. Adviser"), the staff stated that it would not recommend enforcement action to the Commission if the U.K. Adviser permitted its access persons to exclude from their personal securities holdings and transaction reports certain types of securities that are analogous to securities excluded from the definition of "reportable securities" in Rule 204A-1 under the Advisers Act.[21] The staff indicated that the U.K. Adviser could allow all of its access persons to omit from their personal securities holdings and transaction reports certain securities issued and sold by National Savings and Investments (a U.K. government agency) and certain U.K. unit-linked life and pension products. In addition, certain of the U.K. Adviser's access persons would be permitted to omit

[16] Rule 204A-1(b)(1).
[17] Rule 204A-1(b)(2).
[18] Rule 204A-1(e)(10).
[19] Investment Adviser Codes of Ethics, Advisers Act Release No. 2256, n. 46 (July 2, 2004) (the "Adopting Release").
[20] *See e.g.*, M&G Investment Mgt. Ltd., SEC No-Action Letter, 2007 WL 675631 (Mar. 1, 2007) (involving unit trust and open-ended investment company interests); and Manufacturers Adviser Corp., SEC No-Action Letter, 2002 WL 32081604 (Sept. 10, 2002) (involving investments in Canadian mutual funds with operational similarities to U.S. mutual funds).
[21] *See* M&G Investment Mgt. Ltd., SEC No-Action Letter, 2007 WL 675631 (Mar. 1, 2007).

interests in certain U.K.-authorized unit trusts and open-end investment companies.[22] In a letter to Manufacturers Adviser Corporation, the staff stated that it would not recommend enforcement action if a federally-registered investment adviser permitted its access persons to exclude from their personal securities holdings and transaction reports shares of Canadian mutual funds that had operational similarities to mutual funds registered under the Investment Company Act of 1940.[23] Among the operational similarities identified in the no-action letter, the staff noted that its decision was based in part on the representation that there was no secondary market for the shares in question.[24]

Although the staff has considered a request to exclude ETFs organized as unit investment trusts ("UIT ETFs") from the definition of reportable securities, it has declined to do so.[25] According to the staff, the ability to trade interests of a security in secondary markets creates the possibility for conflicts of interest and misconduct that could harm the interests of advisory clients. The staff noted that "the purchase and sale by access persons of UIT ETF shares in the secondary market—as with any market-traded security—present the opportunity for conflicts of interest that Rule 204A-1 is intended to reveal." As a result, the staff indicated that access persons must continue to include interests in UIT ETFs in their personal securities holdings and transaction reports.[26]

IV. Analysis

The purpose of the investment adviser code of ethics required under Rule 204A-1 is to reinforce the "fiduciary principles that govern the investment advisory business and thereby prevent an investment adviser's supervised persons from engaging in fraud."[27] The reporting requirements within the code of ethics are designed to enable "advisers as well as the [SEC] examination staff to identify improper trades or patterns of trading by access persons."[28] For the reasons discussed below, we believe that the limited investment decisions in broad-based investment pools that are available to account owners in 529 Plans do not involve the potential conflict of interest situations that Rule 204A-1 was designed to prevent and therefore interests in 529 Plans should be excluded from the definition of reportable securities.

[22] The U.K. adviser represented that it would require some access persons to include such unit trust and open-ended investment company interests in their personal securities holdings and transaction reports because of a possible conflict of interest arising from the fact that the distributors of these interests could vary the sales loads charged on an investor-by-investor basis.
[23] Manufacturers Adviser Corp., SEC No-Action Letter, 2002 WL 32081604 (Sept. 10, 2002).
[24] *Id.*
[25] *See* National Compliance Services, Inc., SEC No-Action Letter, 2005 WL 3274985 (Nov. 30, 2005) (declining to exclude shares of UIT ETFs from the definition of reportable securities).
[26] *Id.* The staff also cautioned that advisers should consider treating ETFs organized as open-end funds as reportable securities, even though they are not technically required to do so, since they may be traded on a secondary market.
[27] Prudential Insurance Company of America, SEC No-Action Letter, 2005 WL 484403 (Mar. 1, 2005).
[28] Adopting Release.

A. *The Rule 204A-1 Reporting Requirements Unnecessarily Extend to 529 Plans*

Participants in 529 Plans generally purchase interests in a trust or other financial instrument created by a State Entity. As stated above, interests in college savings plans are "municipal fund securities" which technically fall within the definition of "reportable securities" under Rule 204A-1 because the issuers, as state agencies or instrumentalities, are not subject to the Investment Company Act of 1940. Interests in prepaid college tuition plans are, arguably, not securities at all, but it is unclear whether the SEC or staff believes that investment advisers must treat such interests as "reportable securities." Accordingly, an investment adviser must require that interests in 529 Plans be included in each access person's personal securities holdings and transaction reports under its code of ethics, and the Adviser must retain records regarding its access persons' investments in 529 Plans.

The resemblance of college savings plans, in particular, to mutual funds is widely recognized. In a joint statement, the Municipal Securities Rulemaking Board and the National Association of Securities Dealers, Inc., (now the Financial Industry Regulatory Authority) described college savings plans as a "unique class of municipal securities having characteristics of mutual funds."[29] In fact, the interests in college savings plans are "municipal securities issued by an issuer that, but for the application of Section 2(b) of the Investment Company Act of 1940, as amended, would constitute an investment company."[30] In the case of both college savings plans and mutual funds, individuals purchase interests in a pooled investment vehicle that is not traded on a secondary market, and all decisions regarding the underlying investments are made by an investment adviser. In describing the reporting requirements under Investment Company Act Rule 17j-1, which are similar to Rule 204A-1, the SEC indicated that "shares of open-end investment companies present very little opportunity for the type of improper trading that the Rule is intended to cover."[31] While the SEC expanded the scope of Rule 204A-1 to require reporting of interests in affiliated mutual funds, the Adopting Release notes that the expansion was due to the staff's experiences with short-term trading abuses.[32] The SEC confirmed that unaffiliated mutual funds "appear to present little opportunity for the type of improper trading that the access person reports are designed to uncover."[33] Since college savings plans are so similar to mutual funds, particularly with respect to management by a third party investment adviser and lack of a secondary market, there seems little need to require that they be treated as reportable securities.

[29] Joint Statement of NASD and the Municipal Securities Rulemaking Board, MSRB Manual (CCH) ¶ 10,940, February 22, 2006.
[30] Notice of Filing of Proposed Rule Change Relating to Amendments to MSRB Rule G-20, on Gifts and Gratuities, and MSRB Rule G-8, on Recordkeeping, Exchange Act Release No. 52290 (Aug. 18, 2005).
[31] Prevention of Certain Unlawful Activities with Respect to Registered Investment Companies, Investment Company Act Release No. 11421 (Oct. 31, 1980).
[32] Adopting Release.
[33] *Id.*

Prepaid college tuition plans present even less opportunities for the type of improper trading about which the SEC expressed its concerns. Interests in such plans represent a prepaid right to future educational services. The value of this right is not affected by the investment performance of the trust underlying the prepaid college tuition plan, and there is no secondary market in interests in such plans.

B. *Account Owners Are Strictly Limited in Their Ability to Influence or Direct the Investments Underlying their 529 Accounts*

Rule 204A-1 provides that an Adviser's code of ethics need not require access persons to provide personal securities holdings and transaction reports "with respect to securities held in accounts over which an access person had no direct or indirect influence or control."[34] Due to the restrictions imposed by the Internal Revenue Code and the regulations thereunder, account owners of 529 Plans are strictly limited in their ability to control or influence the securities investments underlying a 529 account. As a result, when an access person invests in a 529 Plan, the conflicts of interest and potential for misconduct which Rule 204A-1 is designed to address are not present.

The investment choices offered to account owners in a 529 Plan that is a college savings plan are limited to strategies created exclusively by the 529 Plan administrator or investment adviser. The investment strategies available under these 529 Plans generally are age-based or generic investment strategies consisting of pooled investment vehicles, which are typically open-end investment companies or other investments such as guaranteed investment contracts ("GICs") or separately managed investment portfolios. Pools may consist of a single underlying mutual fund, or may allocate their assets among several funds in a fund-of-fund type structure. An account owner may change the strategy he or she has selected only once per year (twice in 2009) or when the account owner changes the designated beneficiary, and may not change the mix of funds underlying his or her chosen strategy at all. In those 529 Plans which offer age-based strategies, the underlying assets are automatically allocated and re-allocated among funds in a manner intended to correspond to the age of the designated beneficiary. In sum, the amount of investment discretion afforded to an account owner in a 529 Plan that is a college savings plan does not implicate the concerns underlying the reporting requirements of Rule 204A-1.

529 Plans that are prepaid tuition plans give account owners even less of an opportunity to control the investment of their contributions. In these types of 529 Plans, an account owner enters into a contract to receive tuition credits – essentially locking in future tuition at current rates. The amounts contributed by each account owner are pooled into a single fund which is separately invested with a board of directors or trustees overseeing the management of the fund. The account owner does not participate in decisions regarding how the fund is invested. The

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[34] Rule 204A-1(b)(3)(i).

benefit an account owner receives (credit toward a designated portion of tuition) is not impacted by the investment performance of the underlying fund. The account owner may cancel the contract at any time and receive a refund. As with the 529 Plans that are college savings plans, prepaid tuition plans do not implicate the concerns underlying the reporting requirements of Rule 204A-1.

C. *Section 529 Plans Are Not Traded On a Secondary Market*

In its letter to National Compliance Services, Inc., the staff indicated that one of the risks which Rule 204A-1 was designed to address is associated with the trading of securities in secondary markets.[35] The ability to trade interests of the security on a secondary market creates the possibility for conflicts of interest and misconduct that could harm the interests of advisory clients.[36] Access persons' investments in 529 Plans do not implicate these risks because there is no secondary market for interests in 529 Plans. The structure of 529 Plans prevents access persons from trading in a manner which would harm advisory clients' interests. An access person does not have the ability to select individual securities in which to invest the 529 Plan assets and has limited ability to choose investment strategies among generic options. Consequently, the protections afforded to advisory clients through Rule 204A-1 are not necessary for access persons' investments in 529 Plans.

V. Conclusion

For the foregoing reasons, we respectfully request that the staff confirm that it would not recommend enforcement action against a federally-registered investment adviser pursuant to Section 204A or Rule 204A-1 under the Advisers Act if the Adviser does not require its access persons to report transactions in or holdings of interests in 529 Plans. We also respectfully request that the staff confirm that it would not recommend enforcement action against a federally-registered investment adviser pursuant to Section 204 or Rule 204-2 under the Advisers Act if the Adviser does not comply with the recordkeeping requirements of Rule 204-2(a)(13) with respect to its employees' investments in 529 Plans.

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[35] National Compliance Service, SEC No-Action Letter, 2005 WL 3274985 (Nov. 30, 2005).
[36] *Id.*

Thank you for your consideration of this request. If you have any questions, or you would like to discuss our request, please contact me at (202) 663-6180.

Sincerely,

James E. Anderson

132-01572

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